Filed pursuant to Rule 433

Preliminary Prospectus dated August 10, 2011

Registration No. 333-157013

DOMINION RESOURCES, INC.

FINAL TERM SHEET

August 10, 2011

2011 Series D 1.95% Senior Notes Due 2016

Issuer:	Dominion Resources, Inc.

Principal Amount:	$450,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	Baa2 (stable outlook)/A- (stable outlook)/BBB+ (stable outlook)

Trade Date:	August 10, 2011

Settlement Date:	August 15, 2011

Final Maturity Date:	August 15, 2016

Interest Payment Dates:	February 15 and August 15

First Interest Payment Date:	February 15, 2012

Call Provisions:	Make Whole Call at T+15 bps

Treasury Benchmark:	1.50% due July 31, 2016

Benchmark Yield:	0.905%

Spread to Benchmark:	+ 105 bps

Reoffer Yield:	1.955%

Coupon:	1.95%

Price to Public:	99.976%

Proceeds to Company Before Expenses:	99.376%

CUSIP/ISIN:	25746U BN8/US25746UBN81

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBS Securities Inc. and Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Merrill Lynch, Pierce, Fenner & Smith Incorporated	1-800-294-1322 (toll free)

RBS Securities Inc.	1-866-884-2071 (toll free)

Wells Fargo Securities, LLC	1-800-326-5897 (toll free)

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.